Exhibit 99.1

Nuvini Posts Capital Markets Update Webcast with Management Transcript

November 05, 2025 08:05 ET  | Source: Nvni Group Limited

NEW YORK, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a global SaaS consolidator that acquires and operates profitable B2B software businesses, today announced the release of its Capital Markets Update and accompanying management transcript.

Key Highlights from the Capital Markets Update

•	USD Reporting Transition: Led by CFO Roberto Otero, Nuvini will report all financial metrics in U.S. dollars (USD) to enhance transparency and comparability with U.S. software peers.

•	Management Alignment: Senior executives and board members have personally increased their ownership through open-market purchases based on long-term value conviction.

•	Disciplined Capital Allocation: Every acquisition is underwritten for a minimum 30 percent cash-on-cash return while maintaining net debt/EBITDA below 3.5×.

•	AI-Driven Operating Leverage: Through its partnership with Oracle, Nuvini is deploying AI and automation to enhance margin expansion and integration speed across portfolio companies.

•	Scalable Platform: The Company’s model supports meaningful long-term growth consistent with best-in-class global SaaS consolidators such as Roper Technologies and Constellation Software.

As mentioned over the next three to five years, Nuvini targets:

•	35–45% consolidated EBITDA margins, consistent with best-in-class vertical SaaS peers;

•	Strong annual organic revenue growth driven by recurring subscriptions, high retention, and cross-selling synergies.

•	Continued capital discipline, leveraging AI to enhance both revenue and cost efficiency through shared services and accretive acquisition multiples.

•	A clear path to over $100 million in EBITDA within five years, consistent with models proven by Constellation Software and Roper Technologies.

“Nuvini’s model is built on durable, high-quality software businesses with recurring revenue, strong cash generation, and long-term alignment with founders,” said Pierre Schurmann, Founder and Chief Executive Officer of Nuvini. “Our focus remains on disciplined execution, operational excellence, and accretive acquisitions that continue to compound value over time. Success for us is defined in the next five years by organic growth, 40% EBIDA margins, high returns on invested capital, and over $100 million in EBITDA.”

The Capital Markets Update webcast and full transcript are available at the links below:

•	Capital Markets Update Webcast

•	Capital Markets Update Transcript

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Nuvini Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us